UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, August 22, 2019 –Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call to discuss the second quarter 2019 results, which were published on August 21, 2019. The following items were discussed by executive management as part of the conference call:

Our revenue for the six months ended June 30, 2019 reached almost US$500 million, and our net income reached just over US$70 million, lower than the US$134 million reported during the same period last year. We saw a lower Adjusted EBITDA margin this quarter, when compared to previous quarters, but still above 33%.

The main driver of these lower results was primarily lower contribution to gross profit from lithium because of lower average prices, although partially offset by higher sales volumes. Our results were also impacted by lower potassium chloride volumes, and the lack of solar salt sales during the second quarter. Iodine prices were strong during the second quarter of the year, and we did see a positive change in the contribution to the Company’s gross profit from this business line. SQM is a dynamic and diverse company, which is subject to commodity cycles. We have seen lithium, potassium, iodine, and SPN leading the Company’s gross profit.

In the lithium business line, the realized average prices we reported in the second quarter were lower than the ones reported in the first quarter mainly because we have been selling under short term contracts, which expose us more to the ups and downs of the market. Over the past few months, changes in timing and amount of the subsidies given by the Chinese government to the electric vehicle industry had an impact on the behavior of the demand for electric vehicles in the most important market and consequently on the demand for lithium products. These changes may have a total impact on this year’s demand of 3,000 to 4,000 MT, but should not have a lasting effect on the demand for electric vehicles market as we continue to see a strong commitment from the Chinese government and other relevant players in China and abroad, to the electrification of the vehicle industry. This can be seen by the fact that demand for electric vehicles in China could grow around 33% this year when compared to last year. Slight changes in the demand have had a direct impact on our realized prices, and may continue to have an impact, positive or negative, as we continue to sell under short term contracts and in the spot market.

Despite the current noise we are seeing in the market, our commitment to the lithium industry is stronger than ever. We are increasing our production in the second half of this year as we prepare to increase our sales volumes to 65,000 next year. We keep working on our expansion plan to reach 120,000 metric tons capacity by the second half of 2021. Beyond that our plan is to continue to expand capacity every two years in incremental modules of 40,000 metric each expansion. Therefore, our next step will be a total capacity of 160,000 metric tons by the end of 2023, since we are already working on the engineering. All of this will let us first recuperate the market share we lost over the past few years, and maintain a strong market share in this growing market.

It is too early to forecast what may happen in 2020, but there are a few things that I think are relevant to discuss at this stage. We have seen higher prices in the iodine business line and believe this positive trend could continue in coming months and quarters. The iodine market is a very developed market, with steady growth rates, and SQM has access to one of the best iodine resources in the world. The SPN market is expected to continue with its healthy growth. The environmental restriction that we had on the brine extraction in the Salar de Atacama is being released, and as a result, annual sales volumes of potassium chloride are expected to be close to 600k metric tons this year, approximately 20% more than previously anticipated. We expect to be close to 1 million metric tons in 2020. We believe in the future of the solar salt market and will be supplying a very large concentrated solar power plant project in the Middle East with delivery starting in 2020, which will require over 400.000 metric tons. As you can see, SQM continues to take advantage of opportunities across all business lines.

I will close by reviewing the capex plans that we have announced as of today. The board has approved a capex plan of US$360 million for 2019. As you can see, this is related to our lithium expansion plans in Chile, both carbonate and hydroxide. We continue to work with Kidman and Wesfarmers on the Mt. Holland lithium project in Western Australia. We look forward to completing the feasibility study during the very beginning of 2020; at that point we will have more details surrounding the capex, costs, and timing of the project. Furthermore, we have previously announced that we are working on the environmental permits necessary to increase iodine capacity in the near future, and we are increasing nitrates to meet the growing demand in the industrial and fertilizer nitrates space.

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to support the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 22, 2019

/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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